

Wyoming Secretary of State

2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
Ed Murray, WY Secretary of State
FILED: Aug 28 2017 9:53AM
Original ID: 2017-000766650

Profit Corporation
Articles of Incorporation

I. The name of the corporation is:

Co-optrade

II. The name and physical address of the registered agent of the corporation is:

LegalCorp Solutions, LLC
5830 E 2nd St
Casper, WY 82609

III. The mailing address of the corporation is:

3190 Bonita Road #156
Chula Vista, CA 91910

IV. The principal office address of the corporation is:

5830 East 2nd Street
Casper, WY 82609

V. The number, par value, and class of shares the corporation will have the authority to issue are:

Number of Common Shares:	75,000,000	Common Par Value:	$0.0010
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI. The name and address of each incorporator is as follows:

Melandrew Santos
3190 Bonita Road #156, Chula Vista, CA, 91910

Signature: *Melandrew Santos*   Date: 08/28/2017

Print Name: Melandrew Santos

Title: CEO

Email: cooptrade.com@gmail.com

Daytime Phone #:   (619) 370-2649

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Melandrew Santos

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Melandrew Santos*   Date: 08/28/2017

Print Name: Melandrew Santos

Title: CEO

Email: cooptrade.com@gmail.com

Daytime Phone #: (619) 370-2649

Consent to Appointment by Registered Agent

LegalCorp Solutions, LLC, whose registered office is located at 5830 E 2nd St, Casper, WY 82609, voluntarily consented to serve as the registered agent for Co-optrade and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Melandrew Santos*   Date: 08/28/2017

Print Name: Melandrew Santos

Title: CEO

Email: cooptrade.com@gmail.com

Daytime Phone #:   (619) 370-2649

STATE OF WYOMING
Office of the Secretary of State

I, ED MURRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Co-optrade

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 28th day of August, 2017 at 9:53 AM.

Remainder intentionally left blank.



Filed Date: 08/28/2017

_____
Secretary of State

Filed Online By:

Melandrew Santos

on 08/28/2017



Ed Murray
Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Ed Murray, WY Secretary of State
FILED: 10/24/2017 10:11 AM
Original ID: 2017-000766650
Amendment ID: 2017-002149261

Update Form

Name of Entity: Co-optrade

ID#: 2017-000766650   *Example: 2000-000123456*

The above entity is requesting an update be made to reflect their most current information:

Principal Address:

30 N Gould St Ste R, Sheridan WY 82801

Mailing Address:

30 N Gould St Ste R, Sheridan WY 82801

Phone: (307) 200-2803

Fax:

Email: reports@registeredagentsinc.com

(Email provided will receive annual report reminders and filing evidence)
*May list multiple email addresses

Signature: *Bill Havre*   **Date:** 10/17/2017

Printed Name: Bill Havre

Title: Assistant Secretary



Received
OCT 1 8 2017
Secretary of State
Wyoming

Form may be submitted by:
Fax 307.777.5339
Email: SOSRequest@wyo.gov
Mail-in Refer to address at top of this form.

UpdateForm - Revised October 2015



Ed Murray
Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Ed Murray, WY Secretary of State
FILED: 10/24/2017 10:10 AM
Original ID: 2017-000766650
Amendment ID: 2017-002149260

Change of an Entity's Registered Agent and Office

This form is used ONLY to change the registered agent from one person/company to a different person/company.

1. Name of the business entity:

Co-optrade

2. Name of former registered agent and physical address of former registered office:
(The former registered agent information provided must match exactly with the Secretary of State's records.)

Former Registered Agent:

LegalCorp Solutions, LLC

Former Registered Office Address:

5830 E 2nd St
Casper, WY 82609 USA

3. Name of new registered agent and physical Wyoming address of new registered office:

New Registered Agent:

Registered Agents, Inc.

New Registered Physical Office Address (must be located in Wyoming):

412 N Main St Ste 100
Buffalo, WY 82834

New Registered Agent's Mailing Address:
(To include a PO Box in the address it must have the same zip code as the registered office.)

412 N Main St Ste 100
Buffalo, WY 82834



Received
OCT 18 2017
Secretary of State
Wyoming

For consistency the Secretary of State's office will only keep one version of the agent's name and address on file.

RA-RO ChangeByEntity – Revised August 2017

4. I hereby certify that the new registered office and the registered agent comply with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

5. The mailing address of my business should be changed to reflect the new registered office address. Yes No

6. The principal address of my business should be changed to reflect the new registered office address. Yes No

7. Once completed the physical address of the registered office and business office of the registered agent will be identical.

Signature: Bill Havre
(Shall be executed by an authorized individual)

Date: 10/17/2017
(mm/dd/yyyy)

Print Name: Bill Havre

Contact Person: Bill Havre

Title: Assistant Secretary

Daytime Phone: (307) 200-2803

Email: reports@registeredagentsinc.com

(Email provided will receive filing evidence.)
****May list multiple email addresses***

Checklist

- ☐ ***No Filing Fee***
- ☐ This form **must** be accompanied by a written consent to appointment executed by the new registered agent.
- ☐ Please submit one **originally signed** document.
- ☐ **Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing of your documents.**

RA-RO ChangeByEntity – Revised August 2017



Ed Murray
Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Consent to Appointment by Registered Agent

I, | Registered Agents, Inc. |, registered office located at

(name of registered agent)

| 412 N Main St Ste 100
Buffalo, WY 82834 | voluntarily consent to serve

*
(registered office physical address, city, state & zip)

as the registered agent for | Co-optrade |

(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature:  **Date:** | 10/17/2017 |

(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Print Name: | Bill Havre | Daytime Phone: | (307) 200-2803 |

Title: | Assistant Secretary | Email: | reports@registeredagentsinc.com |

Registered Agent Mailing Address
(if different than above):

---

* If this is a current registered agent changing their registered address on file, complete the following:

Previous Registered Office(s):

I hereby certify that:
- After the changes are made, the street address of my registered office and business office will be identical.
- This change affects every entity served by me and I have notified each entity of the registered office change.
- I certify that the above information is correct and I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: _____ **Date:** | |

(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

RAConsent – Revised October 2015